UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response.11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Kasper A.S.L., Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

485808109

(CUSIP Number)

Carolyn R. Gorman, Esq.

Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, #1800

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lonestar Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) __ X__

3. SEC Use Only

4. Source of Funds (See Instructions) WC, OO, PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 679,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 679,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 679,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Southampton Capital Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _X___
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 679,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 679,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 679,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Southampton Capital LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __ X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 679,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 679,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 679,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9%

14. Type of Reporting Person (See Instructions)

IA

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Jerome L. Simon

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __ X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 679,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 679,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 679,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9%

14. Type of Reporting Person (See Instructions)

IN

HC

Item 1. Security and Issuer

This statement relates to shares of Common Stock, par value $0.01 per share (the "Shares") of Kasper A. S. L., Ltd. (the "Company"). The principal executive office of the Company is located at 77 Metro Way, Secaucus, New Jersey, 07094.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) The names of the persons filing this statement are Lonestar Partners, L.P., a Delaware limited partnership ("Lonestar"); Southampton Capital Partners, L.P., a Texas limited partnership ("SCPLP"); Southampton Capital LLC, a Texas limited liability company ("SCLLC"); and Jerome L. Simon ("Simon") (collectively, the "Filers").

The Filers are filing this Schedule jointly, but Lonestar expressly disclaims membership in a group. Simon, SCLLC and SCPLP constitute a group within the meaning of Rule 13d-5(b) and disclaim membership in a group with any other person or entity. The Filers disclaim beneficial ownership of any of the Shares covered by this Schedule 13D except to the extent of their pecuniary interest therein.

(b) The business address of the Filers is 8 Greenway Plaza, Suite 800, Houston, Texas 77046.

(c) SCLLC is an investment adviser registered with the State of Texas. SCPLP and SCLLC are the general partner and investment adviser, respectively, of Lonestar. SCLLC is the general partner of SCPLP. Simon is the manager and sole member of SCLLC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For citizenship of Filers, see Item 6 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Shares were as follows:

Purchaser	Client	Source of Funds	Amount
SCLLC	Lonestar	Working Capital	$29,877

Item 4. Purpose of the Transaction.

The Shares reported herein were acquired for investment purposes. SCLLC is examining its options with respect to the possibility of taking actions that it believes will maximize its clients' recovery in the Company's Chapter 11 case, In re Kasper A. S. L., Ltd., No. 02-10497 (ALG), filed in the United States Bankruptcy Court for the Southern District of New York on February 5, 2002.

SCLLC believes that the Company's performance suggests an enterprise value significantly in excess of the liabilities subject to compromise. Specifically, it cites the Company's press release dated April 14, 2003, filed as an exhibit to Form 8-K on April 16, 2003, as well as the Company's monthly operating reports for January and February 2003.

In light of this performance, SCLLC believes that the opportunity exists not only to achieve a full recovery for creditors, but also to deliver a material recovery to shareholders. In an effort to help ensure that the interests of the Company's stockholders are adequately represented and protected by the Company, SCLLC is considering engaging in discussions with other stockholders, speaking with industry participants and exploring other alternatives for the purpose of protecting stockholder interests, although it has not committed to any such actions. Any such actions could relate to or result in one or more of the matters referenced in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, it should not be assumed that SCLLC will take any of the foregoing actions.

SCLLC reserves the right to take any and all actions that SCLLC may deem appropriate to maximize the value of its clients' investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company, in each case in the open market or in private negotiated transactions, or (c) formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by SCLLC in light of its general investment policies, market conditions, subsequent developments effecting the Company and the general business and future prospects of the Company. It should not be assumed, however, that SCLLC will take any of the foregoing actions.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Shares by each Filer at the date hereof is reflected on that Filer's cover page. The Filers have not effected any transactions in the Shares in the last 60 days.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCLLC is an investment adviser registered with the State of Texas. SCLLC is the general partner of SCPLP and the investment adviser to Lonestar. SCPLP is the general partner of Lonestar pursuant to a Second Amended and Restated Agreement of Limited Partnership providing to SCPLP and SCLLC the authority, among other things, to invest the funds of Lonestar in the Shares, to vote and dispose of Shares and to file this statement on behalf of Lonestar. Pursuant to such Second Amended and Restated Agreement of Limited Partnership, SCPLP is entitled to allocations based on assets under management and realized and unrealized gains.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2003

LONESTAR PARTNERS, L.P. By: Southampton Capital Partners, L.P., General Partner By: Southampton Capital LLC, General Partner By: /s/ Jerome L. Simon Jerome L. Simon Manager	SOUTHAMPTON CAPITAL PARTNERS, L.P. By: Southampton Capital LLC, General Partner By: /s/ Jerome L. Simon Jerome L. Simon Manager SOUTHAMPTON CAPITAL LLC
/s/ Jerome L. Simon Jerome L. Simon	By: /s/ Jerome L. Simon Jerome L. Simon Manager